FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of May , 2019

UNILEVER N.V.
(Translation of registrant's name into English)

WEENA 455, 3013 AL, P.O. BOX 760, 3000 DK, ROTTERDAM, THE NETHERLANDS
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F..X.. Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):_____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):_____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes   No .X..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _______

Exhibit 99 attached hereto is incorporated herein by reference.

 Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

UNILEVER N.V.

/S/ R SOTAMAA By R SOTAMAA CHIEF LEGAL OFFICER AND GROUP SECRETARY
Date: 4 June 2019

EXHIBIT INDEX

EXHIBIT  NUMBER
EXHIBIT DESCRIPTION
99
               Notice to Euronext Amsterdam

Exhibit 99

This Report on Form 6-K contains the following:

Exhibit	99.1	Stock Exchange announcement dated	1 May 2019	entitled	Annual General Meeting

Exhibit 99.1:

01 May 2019

UNILEVER N.V.
ANNUAL GENERAL MEETING
ROTTERDAM, 1 MAY 2019

ALL RESOLUTIONS APPROVED

Rotterdam, 1 May 2019 - Unilever N.V. shareholders today approved all resolutions put to the Annual General Meeting in Rotterdam. Voting was by poll on each resolution and the results are set out below.

BOARD APPOINTMENTS
The following continuing directors stood for election and were duly re-appointed: Nils S. Andersen, Laura Cha, Vittorio Colao, Marijn Dekkers, Judith Hartmann, Andrea Jung, Mary Ma, Strive Masiyiwa, Youngme Moon, Graeme Pitkethly, John Rishton and Feike Sijbesma. Alan Jope was appointed as Executive Director and Susan Kilsby was appointed as Non-Executive Director.

 POLL RESULTS ANNUAL GENERAL MEETING 2019*

RESOLUTION	FOR	%	AGAINST	%	VOTE WITHHELD **	ISSUED SHARE CAPITAL PRESENT
2. Adoption Annual Accounts and appropriation of the profit for the 2018 financial year	1,378,113,275	99.67	4,561,369	0.33	1,397,892	1,384,072,536
3. Approval of the Directors’ Remuneration Report	1,340,183,901	96.92	42,570,888	3.08	1,316,455	1,384,071,244
4. Discharge Executive Directors	1,359,030,749	98.68	18,186,214	1.32	6,848,473	1,384,065,436
5. Discharge Non-Executive Directors	1,364,854,232	99.10	12,393,872	0.90	6,817,664	1,384,065,768
6. Re-appointment Nils S. Andersen	1,375,799,981	99.55	6,273,077	0.45	1,999,785	1,384,072,843
7. Re-appointment Laura Cha	1,383,351,527	99.98	255,946	0.02	465,369	1,384,072,842
8. Re-appointment Vittorio Colao	1,373,985,597	99.34	9,121,729	0.66	957,508	1,384,064,834
9. Re-appointment Marijn Dekkers	1,369,135,474	98.95	14,464,981	1.05	487,338	1,384,087,793
10. Re-appointment Judith Hartmann	1,343,172,272	97.08	40,424,207	2.92	476,314	1,384,072,793
11. Re-appointment Andrea Jung	1,378,088,780	99.89	1,505,811	0.11	4,478,009	1,384,072,600
12. Re-appointment Mary Ma	1,378,419,792	99.63	5,188,286	0.37	458,046	1,384,066,124
13. Re-appointment Strive Masiyiwa	1,377,548,525	99.61	5,387,983	0.39	507,726	1,383,444,234
14. Re-appointment Youngme Moon	1,376,180,524	99.46	7,403,896	0.54	503,267	1,384,087,687
15. Re-appointment Graeme Pitkethly	1,379,920,305	99.74	3,637,309	0.26	515,876	1,384,073,490
16. Re-appointment John Rishton	1,350,056,250	97.58	33,529,479	2.42	486,930	1,384,072,659
17. Re-appointment Feike Sijbesma	1,375,397,399	99.57	6,005,858	0.43	2,683,835	1,384,087,092
18. Appointment Alan Jope	1,383,231,293	99.97	350,971	0.03	504,037	1,384,086,301
19. Appointment Susan Kilsby	1,364,220,524	98.60	19,379,116	1.40	481,882	1,384,081,522
20. Appointment of the Auditor charged with the auditing of the Annual Accounts for the 2019 financial year	1,374,054,963	99.31	9,547,505	0.69	468,460	1,384,070,928
21. Authorisation of the Board of Directors to purchase ordinary shares and depositary receipts thereof in the share capital of the Company	1,362,377,720	98.48	21,038,223	1.52	656,265	1,384,072,208
22. Capital reduction with respect to ordinary shares and depositary receipts thereof held by the Company in its own share capital	1,369,136,415	98.98	14,096,232	1.02	569,883	1,383,802,530
23. Designation of the Board of Directors as the company body authorised in respect of the issue of shares in the share capital of the Company	1,345,069,858	97.22	38,453,516	2.78	531,126	1,384,054,500
24. Designation of the Board of Directors as the company body authorised to restrict or exclude the statutory pre-emption rights that accrue to shareholders upon issue of shares for general corporate purposes	1,371,993,008	99.17	11,474,475	0.83	593,252	1,3
25. Designation of the Board of Directors as the company body authorised to restrict or exclude the statutory pre-emption rights that accrue to shareholders upon issue of shares for acquisition purposes or specified capital investment purposes	1,372,300,885	99.19	11,160,512	0.81	608,464	1,384,069,861

* The shares represented were good for 1,384,094,503, which is 80.4% of our issued share capital.
** Only the ‘for’ and ‘against’ votes are counted and together add up to 100%. By law a ‘vote withheld’ is not considered to be a vote.
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Safe Harbour
This announcement may contain forward-looking statements, including ‘forward-looking statements’ within the meaning of the United States Private Securities Litigation Reform Act of 1995. Words such as ‘will’, ‘aim’, ‘expects’, ‘anticipates’, ‘intends’, ‘looks’, ‘believes’, ‘vision’, or the negative of these terms and other similar expressions of future performance or results, and their negatives, are intended to identify such forward-looking statements. These forward-looking statements are based upon current expectations and assumptions regarding anticipated developments and other factors affecting the Unilever Group (the “Group”). They are not historical facts, nor are they guarantees of future performance.
Because these forward-looking statements involve risks and uncertainties, there are important factors that could cause actual results to differ materially from those expressed or implied by these forward-looking statements. These forward-looking statements speak only as of the date of this announcement. Except as required by any applicable law or regulation, the Group expressly disclaims any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in the Group's expectations with regard thereto or any change in events, conditions or circumstances on which any such statement is based. Further details of potential risks and uncertainties affecting the Group are described in the Group's filings with the London Stock Exchange, Euronext Amsterdam and the US Securities and Exchange Commission, including in the Annual Report on Form 20-F 2018 and the Unilever Annual Report and Accounts 2018.

END